UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BOSTON PRIVATE FINANCIAL

HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

101119105

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,856,022
	9	Sole dispositive power 0
	10	Shared dispositive power 3,856,022
11	Aggregate amount beneficially owned by each reporting person 3,856,022
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person OO (Delaware limited liability company)

1	Names of reporting persons The Carlyle Group L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,856,022
	9	Sole dispositive power 0
	10	Shared dispositive power 3,856,022
11	Aggregate amount beneficially owned by each reporting person 3,856,022
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person PN

1	Names of reporting persons Carlyle Holdings II GP L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,856,022
	9	Sole dispositive power 0
	10	Shared dispositive power 3,856,022
11	Aggregate amount beneficially owned by each reporting person 3,856,022
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person OO (Delaware limited liability company)

1	Names of reporting persons Carlyle Holdings II L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Québec
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,856,022
	9	Sole dispositive power 0
	10	Shared dispositive power 3,856,022
11	Aggregate amount beneficially owned by each reporting person 3,856,022
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person PN (Québec société en commandite)

1	Names of reporting persons TC Group Cayman Investment Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,856,022
	9	Sole dispositive power 0
	10	Shared dispositive power 3,856,022
11	Aggregate amount beneficially owned by each reporting person 3,856,022
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person PN (Cayman Islands exempt limited partnership)

1	Names of reporting persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,856,022
	9	Sole dispositive power 0
	10	Shared dispositive power 3,856,022
11	Aggregate amount beneficially owned by each reporting person 3,856,022
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person PN (Cayman Islands exempt limited partnership)

1	Names of reporting persons Carlyle Financial Services, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,856,022
	9	Sole dispositive power 0
	10	Shared dispositive power 3,856,022
11	Aggregate amount beneficially owned by each reporting person 3,856,022
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person OO (Cayman Islands Exempt Company)

1	Names of reporting persons TCG Financial Services, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,856,022
	9	Sole dispositive power 0
	10	Shared dispositive power 3,856,022
11	Aggregate amount beneficially owned by each reporting person 3,856,022
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person PN (Cayman Islands Exempt Limited Partnership)

1	Names of reporting persons BP Holdco, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,856,022
	9	Sole dispositive power 0
	10	Shared dispositive power 3,856,022
11	Aggregate amount beneficially owned by each reporting person 3,856,022
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.8%
14	Type of reporting person PN

Preliminary Note

This Amendment No. 6, dated June 6, 2013 (this “Amendment No. 6”), supplements and amends the Schedule 13D filed on September 3, 2008 (as amended and supplemented to date, the “Schedule 13D”) by Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.P., TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and BP Holdco, L.P. (“BP Holdco”) with respect to the common stock, par value $1.00 per share (the “Common Stock”), of Boston Private Financial Holdings, Inc. (the “Issuer”). Capitalized terms used in this Amendment No. 6 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

On June 4, 2013, BP Holdco sold 3,900,000 shares of Common Stock to Citigroup Global Markets Inc. (the “Underwriter”) at a price of $9.85 per share, in a registered offering (the “Secondary Offering”) pursuant to an Underwriting Agreement, dated as of May 29, 2013 (the “Underwriting Agreement”), by and among BP Holdco, the Issuer and the Underwriter. Further pursuant to the Underwriting Agreement, BP Holdco has granted the Underwriter a 30-day option to purchase an additional 585,000 shares of Common Stock.

Under the Underwriting Agreement, BP Holdco has agreed with the Underwriter, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from May 29, 2013 continuing through and including the date 60 days after May 29, 2013, except with the prior written consent of the Underwriters (such period, the “restricted period”). The restricted period will be automatically extended if: (1) during the last 17 days of the restricted period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the restricted period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, as applicable, unless the Underwriter waives, in writing, such extension.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 10 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock issued and outstanding listed opposite its name:

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	3,856,022	4.8%	0	3,856,022	0	3,856,022
The Carlyle Group L.P.	3,856,022	4.8%	0	3,856,022	0	3,856,022
Carlyle Holdings II GP L.L.C.	3,856,022	4.8%	0	3,856,022	0	3,856,022
Carlyle Holdings II L.P.	3,856,022	4.8%	0	3,856,022	0	3,856,022
TC Group Cayman Investment Holdings, L.P.	3,856,022	4.8%	0	3,856,022	0	3,856,022
TC Group Cayman Investment Holdings Sub L.P.	3,856,022	4.8%	0	3,856,022	0	3,856,022
Carlyle Financial Services, Ltd.	3,856,022	4.8%	0	3,856,022	0	3,856,022
TCG Financial Services, L.P.	3,856,022	4.8%	0	3,856,022	0	3,856,022
BP Holdco, L.P.	3,856,022	4.8%	0	3,856,022	0	3,856,022

(1)	Based on 79,703,222 shares of Common Stock outstanding as of May 29, 2013.

BP Holdco is the record holder of 3,856,022 shares of Common Stock. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of BP Holdco.

Other than as reported in this Item 5, none of the other Reporting Persons or Related Persons beneficially owns any Common Stock.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except as described herein pursuant to the Underwriting Agreement and as previously reported pursuant to the Repurchase Agreement, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) On June 4, 2013, following the transactions reported herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in response to Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following text to the end thereof:

“Exhibit 7 – Underwriting Agreement.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2013

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By:	The Carlyle Group L.P., its managing member
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TCG FINANCIAL SERVICES, L.P.
By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

BP HOLDCO, L.P.
By:	TCG Financial Services, L.P., its general partner
By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

Exhibit Index

Exhibit	Title

Exhibit 2	Investment Agreement, dated July 22, 2008, between Boston Private Financial Holdings, Inc. and BP Holdco, L.P.*

Exhibit 3	Investment Agreement, dated June 18, 2010, between Boston Private Financial Holdings, Inc. and BP Holdco, L.P.*

Exhibit 4	Joint Filing Agreement.*

Exhibit 5	Power of Attorney.*

Exhibit 6	Repurchase Agreement, dated April 16, 2013 between Boston Private Financial Holdings, Inc. and BP Holdco, L.P.*

Exhibit 7	Underwriting Agreement, dated May 29, 2013 by and among Boston Private Financial Holdings, Inc., BP Holdco, L.P. and Citigroup Global Markets Inc.**

*	Previously filed
**	Filed herewith